SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  24 April 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Directorate Change announcement made on 24 April 2007



DC07-221                                                          April 24, 2007


               BT UNVEILS NEW STRUCTURE TO KEEP AHEAD OF THE GAME


BT today announced a new structure that will deliver faster, more resilient and cost effective services to customers wherever they are. The move is designed to accelerate BT's transformation into a networked IT services company, delivering software driven products over broadband. It builds on the success of the past five years, keeping BT ahead of the game.

BT is bringing together its world class people from design, operations, IT and networks into a single reporting structure under Andy Green who moves from being Chief Executive of BT Global Services to become CEO of Group Strategy and Operations. Francois Barrault becomes Chief Executive of BT Global Services and joins the BT Board. Francois moves from his current role of President of BT International where he has established a record of exceptional growth in BT's operations outside the UK. Both appointments take immediate effect.

Andy will lead two new business units that will design and operate services across the world to meet the needs of BT Retail, BT Global Services, BT Wholesale, Openreach and the wider communications industry. "BT Design" will be responsible for the design and development of new services. "BT Operate" will be responsible for their deployment and operation. Approximately 20,000 BT employees will move into these new units from other parts of the business.

The structure will benefit customers by bringing them new services quicker, making them more reliable, easy to buy and easy to use. In his new role Andy will also have responsibility for driving this transformational change throughout BT.

The lines of business, BT Retail, BT Global Services and BT Wholesale, retain their critical responsibility for marketing sales and customer service to their consumer, business and wholesale market segments. Openreach remains unchanged retaining its role of providing highly regulated products and services.

Ben Verwaayen, BT chief executive, said today: "This is the second phase of BT's transformation. The first phase saw BT shift its focus from narrowband to broadband. This next stage is equally important. It will see BT advance from a 20th century hardware-based company to a 21st century software-based services company. In a software driven world, services will be available in real time and around the globe, harnessing the potential of BT's 21st Century Network. The changes we are announcing today will drive new standards of excellence and shift power and choice decisively to customers."

Commenting on his new role, Andy Green said: "BT has built a fantastic business by being the first to recognize the growth potential for networked IT services. My challenge is to help keep BT ahead of the game. Bringing together our world class capabilities in IT networks and process skills will give us unrivalled agility and renewed focus on operational excellence."

Francois Barrault said: "I am thrilled to be taking over one of the great growth engines of BT. BT Global Services is a tremendous success story which has only just begun. The company's new structure brings improved levels of innovation and speed to market within our reach. It will enable BT to extend its position of world leadership in helping customers get the most out of their global operations".


 Inquiries may also be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2006, BT Group plc's revenue was GBP19,514 million with profit before taxation of GBP2,040 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 24 April, 2007